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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  United International Holdings, Inc.

Title of Class of Securities:  Class A Common Stock

CUSIP Number:  910734102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

   Mr. Dimitrijevic, c/o Everest Capital Limited, The Bank of
Butterfield Building, 65 Front Street, 6th Floor, HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                          July 2, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 910734102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         2,367,100

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         2,367,100

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,367,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         9.01%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is to report that Everest Capital Limited's (the "Reporting Person") ownership of the Class A Common Stock (the "Shares") of United International Holdings, Inc. (the "Issuer") has increased from 7.55% to 9.01% of the outstanding Shares.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change, except for Item 2(b):

         (b)  The Bank of Butterfield Building, 65 Front Street,
              6th Floor, HM JX, Bermuda

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(c) above, the Reporting Person exercises investment discretion with respect to the capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. In that capacity, the Reporting Person purchased the Shares, which are the subject of this Schedule 13D, on behalf of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. for an aggregate purchase price of $26,787,424.44. The funds for the purchase of the Shares came from the working capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. No funds were borrowed to finance the purchase.

Item. 4  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's filing on Form 10-K on May 30, 1997, as of May 23, 1997 there were 26,266,530 Shares outstanding. As of the date hereof, the Reporting Person was deemed to be the


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              beneficial owner of 2,367,100 Shares which
              represented 9.01% of the Issuer's outstanding
              Shares.

         (b) The Reporting Person has the sole power to vote and dispose of all the shares held by the above mentioned entities.

         (c) All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      effected by the Reporting Person
                      during the past sixty days.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 1997
____________________________
Date


Everest Capital Limited


/s/ Marko Dimitrijevic

Title: President




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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date               Shares Acquired       Commission)
____               or (sold)           _____________

4/4/97                 60,000               $9.4
5/2/97                 15,000                9.334
6/30/97                50,000               10.5
7/1/97                 25,000               10.5
7/1/97                110,000               10.517
7/2/97                 24,200               10.9112
7/2/97                 14,900               11
7/3/97                 56,000               11.3549
7/3/97                 44,000               11.28



































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